GW&K EQUITY FUND, L.P.

                             VOTING INSTRUCTION FORM

                             TIME SENSITIVE MATERIAL


This voting instruction form relates to the proposal to exchange (the "Exchange") all or substantially all of the assets of GW&K Equity Fund, L.P. for shares of the GW&K Equity Fund, a series of The Gannett Welsh & Kotler Funds.



                  /   /             I vote in favor of the Exchange.


                  /   /             I vote against the Exchange.


                  /   /             I abstain.


Limited Partner: _______________________



Date: _______, 1996
                                            Signature of Limited Partner(s)



                                            Signature of Limited Partner(s)



PLEASE CHECK ONE BOX, SIGN, DATE AND RETURN THIS VOTING INSTRUCTION FORM AS SOON AS POSSIBLE TO GSD, INC. A Federal Express envelope is enclosed for your convenience. Call Fedex @ 1-800-463-3339 to schedule a pickup, or use one of their drop boxes.





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